Exhibit 21
SUBSIDIARIES OF HIMS & HERS HEALTH, INC.

DOMESTIC COMPANIES

Name	Jurisdiction of Incorporation
Hims, Inc.	Delaware
H&H Derm, LLC	Delaware
H&H Healthcare Management, Inc.	Delaware
H&H Pharmacy Management, Inc.	Delaware

FOREIGN COMPANIES

Name	Jurisdiction of Incorporation
Hims UK Limited	United Kingdom
Honest Health Linited	United Kingdom